

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

December 1, 2009

Sean M. O'Connor
Chief Executive Officer
220 E. Centeral Parkway
Suite 2060
Altamonte Springs, FL 32701

      Re: **International Assets Holding Corporation**
             Form 8-K, Item 4.01
             Filed on November 19, 2009
             File No. 000-23554

Dear Mr. O'Connor:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

      You may contact me at (202) 551-3472 if you have questions.

                        Sincerely,

                        Yolanda Crittendon
                        Staff Accountant